SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Announces the Extraordinary General Shareholders' Meeting" dated on December 01, 2006.
2.	Proposal of new wording of the Company's bylaws to be approved by the Extraordinary General Shareholders' Meeting on December 20, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces the Extraordinary General Shareholders’ Meeting

December 01, 2006 (02 pages)
For more information, please contact:
Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; December 01, 2006) The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) announces the Extraordinary General Shareholders’ Meeting to be held on December 20, 2006, at 11:00 a.m., at the Company’s headquarters located at Rua Martiniano de Carvalho 851, Bela Vista, in the capital of the State of São Paulo, in order to discuss the following agenda:

I.	To examine and deliberate the proposal to modify the Company’s bylaws from January 01, 2007 on, as follows:

a)	To modify the composition of the Executive Board of the Company by means of creating two new Vice-Presidencies, subordinated to the President, which will take denominations of Vice-Presidency Corporate Segment and Vice-Presidency of Strategy and Regulation;

b)	To modify the denominations of the positions of Chief Executive Officer and the positions of the Vice-Presidents of Financial Planning, Human Resources, Management Control and Finance, Wholesale Segment and Regulation and Small and Medium Enterprises Segment, which will be respectively modified to: Chief Executive Officer of Fixed Telephony, Vice- President of Finance, Vice-President of Human Resources and Executive Talents, Vice- President of Management Control and Resources, Vice-President of Wholesale Segment and Vice-President of Business Segment.

c)	To subordinate to the President the following positions: Vice-Presidency of Management Control and Resources and Vice-Presidency of Human Resources and Executive Talents.

d)	To re-align the specific obligations of the members of the Executive Board as a result of the new composition and the modifications in the attributions of their respective positions.

e)	As a consequence of the modifications proposed above, to adapt the wording of article 20 – heading and paragraph 1, article 22 – paragraph 2, and article 23 of the Company’s bylaws, that deal with the composition of the Executive Board and the specific attributions of its members, thus approving the consolidated Company’s bylaws.

II.	To appoint 2 (two) members of the Board of Directors by the general vote of the common shares, to complement the current mandate, and as replacement of the directors that filed their resignation in November 2006.

GENERAL INSTRUCTIONS

A) The corresponding powers-of-attorney for the Meeting must be filed at the Company’s headquarters, at Rua Martiniano de Carvalho 851, 14th floor, São Paulo-SP (at Gerência Jurídica Societária, telephones: (5511) 3549-7421 and (5511) 3549-7423), on business days from Monday to Friday between 09:00 and 18:00 hours, with the deadline set on December 18, 2006 at 11:00 hours. The powers-of-attorney must annex the corresponding documents or company’s acts that grant such representation.

B) The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish to participate in the referred Meeting shall submit to the Company’s headquarters an abstract of their shareholding position issued by the custodian entity from December 18, 2006 on, inclusive.

C) According to CVM’s Instructions #165 and 282, the minimum percentage of the capital stock to request the adoption of the multiple vote process to appoint the members for the Board of Directors is 5% (five percent).

D) The relevant documents related to the subjects mentioned in item I of the agenda are available to the shareholders at the Company’s headquarters, and they can also be accessed through the Commissão de Valores Mobiliários – CVM website (www.cvm.gov.br).

São Paulo, December 01, 2006 Fernando Xavier Ferreira Chairman of the Board of Directors

Annex I

Proposal of new wording of the Company’s bylaws to be approved by the Extraordinary General Shareholders’ Meeting on December 20, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Publicly-held Company

CNPJ 02.558.157/0001 -62 – NIRE 35.3.0015881 -4

BYLAWS

CHAPTER I – FEATURES OF THE COMPANY

LEGALFORM

Art. 1 – Telecomunicações de São Paulo S.A. – TELESP is a joint stock corporation governed by these Bylaws and by other applicable legal provisions, established for an indefinite period of time.

BUSINESS PURPOSE

Art. 2 – The Company’s business purpose is:

(a)	Engagement in telecommunication services; and

(b)	To develop the activities required for or useful to the rendering of these services, pursuant to concessions, authorizations and permits extended to it.

Sole Paragraph – In order to attain its purpose, the Company may incorporate into its equity third party’s property and rights, as well as:

	I	– participate in the capital stock of other companies, in order to comply with the national telecommunications policy;

	II	– organize wholly owned subsidiaries so as to carry out the activities set forth in its business purpose and recommend that they be decentralized;

	III	– promote the importation of goods and services required to carry out the activities set forth in its business purpose;

	IV	– render technical assistance services to the companies belonging to the telecommunications sector, carrying out common interest activities;

	V	– carry out study and research activities, in order do develop the telecommunications sector;

	VI	– enter into agreements with other companies that operate telecommunication services, or any individuals or entities, in order to ensure the operation of the services, without prejudice to duties and responsibilities;

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VII – perform other related activities assigned to it by the National Telecommunications Agency – ANATEL; and

VIII – trade equipment and material required for or useful to the operation of telecommunication services.

HEAD OFFICE

Art. 3 - The Company has its head office in the State of São Paulo and may, by decision of the Board of Directors, open and close branches, agencies and branch offices, offices, departments and representation in any part of the Brazilian territory or abroad.

CHAPTER II - CAPITAL STOCK

AUTHORIZED CAPITAL

Art. 4 – The Company is authorized to increase its capital stock up to the limit of 700,000,000 (seven hundred million) shares, either common or preferred, with the Board of Directors being the body that is competent to resolve as to the increase and the resulting issue of new shares, within the limit of the authorized capital.

Paragraph One – When increasing capital, there is no requirement of maintaining the proportion between the number of shares of each class; however there shall be observance of the requirement that the number of preferred shares, with no voting rights or with restricted voting rights, may not surpass 2/3 of the shares issued.

Paragraph Two – The shareholders shall have the right of first refusal for the subscription of increase in the capital stock, in proportion to the number of shares that they hold. By resolution of the Board of Directors, the right of first refusal may be eliminated for the issuance of shares, convertible debentures and subscription bonuses placed for sale on the Stock Exchange or by public subscription, exchange of shares in a public offer for acquisition of control, on the terms of the Articles 257 and 263 of the Corporate Law, as well as for benefiting from tax incentives, on the terms of specific legislation, as permitted by Article 172 of Law No. 6404/76.

SUBSCRIBED CAPITAL

Art. 5 – The subscribed capital stock, which is fully paid-in, is R$ 6,575,197,959.21 (six billion, five hundred seventy five million, one hundred ninety seven thousand, nine hundred fifty nine Reais and twenty one cents) divided into 506,237,272 (five hundred six million, two hundred thirty seven thousand, two hundred seventy two) shares, of which 168,819,870 (one hundred sixty eight million, eight hundred nineteen thousand, eight hundred seventy) are common shares and 337,417,402 (three hundred thirty seven million, four hundred seventeen thousand, four hundred two) are preferred shares, all of them book-entry shares without par value.

 Pg. 2/18

Sole Paragraph – The shares shall be maintained in a depositary account with a financial institution in the name of their titleholders, without issuance of certificates.

CHAPTER III – SHARES COMMON SHARES

Art. 6 – Each common share corresponds to one vote in the Shareholders’ Meetings.

PREFERRED SHARES

Art. 7 – Preferred shares have no voting rights, except in the cases provided for in Articles 9 and 10 below, and are assured priority for the reimbursement of capital, with no premium, and for the payment of a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share.

Sole Paragraph – Preferred shares will be granted full voting rights in the event that the Company fails to pay the minimum dividends to which they are entitled for three (3) consecutive fiscal years, which right they shall retain until such dividends are paid.

CHAPTER IV –GENERAL SHAREHOLDERS’ MEETING

Art. 8 – General Shareholders’ Meetings shall be held: (i) on a regular basis, once a year, within the first four (4) months following the closing of each fiscal year, on the terms of Article 132 of Law No. 6.404/76 and, (ii) on a special basis, whenever necessary, be it as a function of corporate interests, or due to a provision in these Bylaws, or when applicable legislation should so require.

Sole Paragraph – General Shareholders’ Meetings shall be called by the Board of Directors, it being incumbent upon the Chairperson of the mentioned body to provide support to the relevant act.

Art. 9 – Subject to prior approval by the General Shareholders’ Meetings are (i) the execution of agreements with related parties, whose terms or conditions are more expensive to the Company than the ones normally adopted by the market when signing contracts of the same nature. In any case, the established on the article 117 of the Law #6404/76 shall be observed; and (ii) the execution of management services agreements, including technical service, with foreign companies related to the Company’s controlling shareholder, in which cases the holders of preferred shares shall have voting rights.

Sole Paragraph: In addition to the matters referred to in the heading of this Article, the preferred shares shall have voting rights (i) for election of one (1) member of the Board of Directors, in separate voting, and (ii) for resolutions related to amendments to the

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Bylaws aiming at suppressing the right of election, in separate voting, by holders of preferred shares, of one (1) member of the Board of Directors.

Art. 10 – Without impairment to the provisions of Paragraph One of Article 115 of Law No. 6.404/76, the holders of preferred shares shall have voting rights in the general meetings resolutions referred to in Article 9, as well as to those relative to amendment or revocation of the following Bylaws provisions:

I - Article 9;

II	- Sole Paragraph of Article 11; and

III	- Article 31.

Art. 11 – The General Shareholders’ Meetings shall be chaired by the Chairperson the Board of Directors, who shall appoint the Secretary from among those present. In the event of absence of the Chairperson of the Board of Directors, the shareholders shall choose the Chairperson and the Secretary.

Sole Paragraph – In the cases provided for in Article 136 of Law No. 6.404/76, the first calling notice for the General Shareholders’ Meetings shall be published at least thirty (30) days in advance and at least ten (10) days in advance for the second calling notice.

Art. 12 – Only shareholders whose shares are registered in their name in the proper book, up to seventy-two (72) hours prior to the date scheduled for the relevant Meeting, may participate and vote in the General Shareholders’ Meetings.

Paragraph One - The calling notice may require that the presence of the shareholder in the Meeting be contingent upon deposit, in the Company’s head office, of proof of his/her/its qualifications as a shareholder, issued by the Company itself or by the depositary institutions of the Company’s shares, up to seventy-two (72) hours prior to the scheduled date for the General Shareholders’ Meeting.

Paragraph Two – The calling notice may also require that representation of the shareholder by a proxy in a Meeting be contingent upon deposit of the relevant instrument of power of attorney at the Company’s head office, at least seventy-two (72) hours prior to the date scheduled for the General Shareholders’ Meeting.

CHAPTER V – MANAGEMENT OF THE COMPANY

Art. 13 – The Company shall be managed by the Board of Directors and by the Executive Board, with the attributions conferred to them by law and by these Bylaws. The relevant members shall be elected for a term of office of three (3) years, to which they may be re-elected, and they are released from posting bond for the performance of their functions.

 Pg. 4/18

Paragraph One - All members of the Board of Directors and of the Executive Board shall take office by signing the relevant instruments, remaining in their respective offices up to when their successors effectively take office.

Paragraph Two – The General Shareholders’ Meeting shall set the overall remuneration of the Company’s officers, including benefits of any kind and entertainment allowances, while the Board of Directors shall be competent to distribute the remuneration among its members and the members of the Executive Board.

Paragraph Three – General Shareholders’ Meeting may ascribe profit sharing to the officers of the Company, provided the provisions of Article 152, Paragraph One and Paragraph Two of Law No. 6.404/76 are observed, following a proposal presented by the Company’s administration.

Paragraph Four – The Company and its controlling shareholder shall maintain, throughout the term of concession and its term of renewal, effective existence, on Brazilian territory, of centers for resolution and implementation of the strategic, management and technical decisions involved in the performance of the concession agreements to which the Company is a party.

BOARD OF DIRECTORS

COMPOSITION

Art. 14 – The Board of Directors shall be made up of at least five (5) and at most fifteen (15) members, all of them shareholders of the Company, who may be elected to and removed from the body by a general shareholders’ meeting, with due regard for applicable legislation, included in such number the member elected by the holders of preferred shares on the terms of the provisions of the Sole Paragraph of Article 9 of these Bylaws and the member elected by the minority shareholders, if applicable.

Sole Paragraph – The Board of Directors shall appoint, from among its members, the Chairperson of the Board, or his/her substitute in the case of vacancy. At the Board of Directors’ discretion, a Vice-Chairperson may be appointed and/or removed from office.

SUBSTITUTION

Art. 15 – In the event of impediment or absence of the Chairperson of the Board of Directors, he/she shall be substituted by the Vice-Chairperson, if any. In the absence of the Vice-Chairperson, the Chairperson shall be substituted by another member of the Board indicated by him/her.

 Pg. 5/18

Paragraph One – In the event of impediment or absence of any other member of the Board of Directors, the impeded or absent member shall indicate his/her substitute, in writing, from among the other members of the Board of Directors, to represent him/her and resolve in the meeting to which he/she will not be able to attend, on the terms of the provisions of Paragraph Three of Article 19 of these Bylaws.

Paragraph Two – Members of the Board of Directors who indicate representatives, as provided in the previous Paragraph, shall be considered for all purposes as having attended the relevant meeting.

Art. 16 – In the event of vacancy in the offices of the members of the Board of Directors, resulting in a number of members lower than provided for in Article 14 above, a General Shareholders’ Meeting shall be called to elect the substitutes.

INCUMBENCIES

Art. 17 – It is incumbent upon the Board of Directors to:

I -	set the general guidelines for the Company’s business;

II-	approve the Company’s budget and annual business plan;

III	- call the General Shareholders’ Meetings;

IV	- approve the Company’s financial statements and management report, submitting them to the General Shareholders’ Meeting

V - elect or remove from office, at any time, the members of the Executive Board, establishing their attributions, with due regard for legal and statutory provisions;

VI - control the management by the Company’s Executive Officers, examining, at any time, the Company’s books, requesting information on agreements executed or that are about to be executed, or any other acts;

VII - approve the Company’s internal rulings, defining its organizational structure and detailing the respective incumbencies, with due regard for legal and statutory provisions;

VIII	- approve and amend the internal rules of the Board of Directors;

IX	- resolve as to the issuance of shares by the Company, involving increase in capital, within the limit of authorized capital, defining the terms and conditions of such issuance;

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X - resolve as to the issuance of subscription bonuses;

XI - resolve, as delegated by the General Shareholders’ Meeting, as to the issuance of debentures by the Company: (i) timing of the issuance, (ii) time and conditions for maturity, amortization or redemption, (iii) time and conditions for payment of interest, for profit sharing and for reimbursement premium, if any, (iv) form of subscription or placement, and (v) type of debentures;

XII - resolve as to the issuance of promissory notes for public distribution (“Commercial Papers”) and as to the submitting the Company’s shares to a system of deposit for trading of the respective certificates (“Depositary Receipts”);

XIII - authorize the acquisition of shares issued by the Company, for cancellation or custody in the Treasury for subsequent sale;

XIV - authorize the sale of real estate property and of assets that are directly linked to the public telecommunication services, when operative, as well as constitution of mortgage encumbrances and granting of guarantees for liabilities of third parties;

XV - approve the assumption of any obligation not provided for in the Company’s budget for an amount greater than two hundred and fifty million Reais (R$ 250,000,000.00)

XVI - authorize the execution of agreements, not provided for in the Company’s budget, for an amount greater than two hundred and fifty million Reais (R$ 250,000,000.00);

XVII - approve investments and acquisition of assets, not provided for in the Company’s budget, for an amount greater than two hundred and fifty million Reais (R$ 250,000,000.00);

XVIII - authorize the acquisition of equity participation on a permanent basis in other companies and the encumbrance or sale of equity participation;

XIX	- approve the distribution of interim dividends;

XX	- choose or remove the independent auditors;

XXI	- indicate or remove the Chief Internal Auditor;

XXII	- approve the jobs and compensation plan, the Company’s rules and workforce, as well as the terms and conditions for collective labor agreements to be executed with unions representing the Company’s employees’
categories and adherence to the policy of, or disassociation from, pension plans.

 Pg. 7/18

Sole Paragraph – The sale of real estate property and assets linked to the providing of public telecommunication services, when operative, shall be approved by the Board of Directors case by case; the sale of other assets of the Company, including those related to public telecommunication services that are deactivated and/or inoperable, shall observe the limits, forms and levels of authorization established by an internal normative instrument approved by the Board of Directors, to be implemented by the Executive Board.

Art. 18 – The specific attributions of the Chairperson of the Board of Directors are: (a) represent the Board of Directors in the General Shareholders’ Meetings; (b) chair they General Shareholders’ Meetings and choose the Secretary among those presents; and (c) call for and chair the meetings of the Board of Directors.

MEETINGS

Art. 19 – The Board of Directors shall meet, (i) on a regular basis, once every three months, and (ii) on a special basis, by calling notice from its Chairperson, with minutes being drawn up on its resolutions.

Paragraph One – The meetings of the Board shall be called for in writing, at least forty-eight (48) hours in advance and the calling notice shall indicate the agenda and the matters to be discussed in the relevant meeting.

Paragraph Two – The Board of Directors shall resolve by majority vote, provided the majority of its members in office are present, with the Chairperson having, in addition to his/her regular vote, the casting vote in the event of a tie.

Paragraph Three – Any Member of the Board may be represented by another Member in meetings to which he/she is not able to attend, provided the instrument of delegation of representation is drawn up in writing and signed.

EXECUTIVE BOARD COMPOSITION

Art. 20 – The Executive Board shall be made up of at least 3 (three) and at most 12 (twelve) members, who may or not be shareholders, who are resident in Brazil, to be elected by the Board of Directors, as follows: (a) President; (b) Chief Executive Officer of Fixed Telephony; (c) Vice-President of Finance; (d) Vice-President of Strategy and Regulation; (e) Vice-President of Management Control and Resources; (f) Vice-President of Human Resources and Executive Talents; (g) Vice-President of Corporate Segment; (h) Vice-President of Residential Segment; (i) Vice-President of Wholesale Segment; (j) Vice-President of Business Segment; (k) Vice-President of Network Services; (l) Vice-President of Commercial and Administrative Services.

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Paragraph One – The Chief Executive Officer of Fixed Telephony, the Vice-President of Finance, the Vice-President of Strategy and Regulation, the Vice-President of Management Control and Resources, the Vice-President of Human Resources and Executive Talents and the Vice President of Corporate Segment shall report to the President, while the other Vice-Presidents shall report to the Chief Executive Officer of Fixed Telephony.”

Paragraph Two - One same Executive Officer may be elected to accumulate attributions of more than one office on the Executive Board.”

Art. 21 – In the event of absences or temporary impediments, it shall be incumbent upon the President to designate from among the members of the Executive Board his/her substitute as well as of the substitutes for the Vice-Presidents. In the event of a vacancy in an Executive Board office, the relevant substitution shall be resolved by the Board of Directors.

COLLEGIATE AUTHORITY OF THE EXECUTIVE BOARD AND REPRESENTATION OF THE COMPANY

Art. 22 – The Executive Board is the body for active and passive representation of the Company, with the body and its members performing all the acts that are necessary and convenient for the management of corporate business. It is incumbent upon the Executive Board to collectively:

I.	To propose to the Board of Directors the Company’s general plans and programs, specifying the investment plans for expansion of the operating plant;

II.	To submit for approval of the Board of Directors the sale or encumbrance of real estate property owned by the Company, and of assets that are linked directly with providing public telecommunication services, when operative, as well as authorize, within the limits established by the Board of Directors in an internal normative instrument, the sale or encumbrance of other permanent assets, including those linked to public telecommunication services that may be deactivated or inoperable;

III.	To prepare the financial statements, the results for the fiscal year and the dividend distribution proposal, including interim dividends, as well as the application of excess funds, to be submitted for examination by the Audit Committee, by the Independent Auditors and by the Board of Directors;

IV.	Whenever applicable, perform the following acts, within the limits set by the Board of Directors: (a) ratify the purchase of materials and equipment and the contracting of assets, construction and services; (b) ratify the sale of current assets; and (c) authorize the contracting by the Company of financing and loans; and

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V.	To approve the execution of other agreements not mentioned above, according to the limits established by the Board of Directors.

Paragraph One – The resolutions of the Executive Board shall be taken by majority vote, provided the majority of its members are present, with the President having, in addition to his/her regular vote, the casting vote in the event of a tie.

Paragraph Two – With due regard for the provisions of these Bylaws, in order to bind the Company it is necessary to obtain (i) the joint signature of 2 (two) Executive Officers, except in emergencies, when the individual signature of the President shall be permitted, subject to the approval of the Executive Board, pursuant to the provisions of article 23, A-16; (ii) the signature of 1 (one) Executive Officer jointly with 1 (one) Attorney-in-Fact; or (iii) the signature of 2 (two) Attorneys-in-Fact jointly, provided they are vested with specific powers.

Paragraph Three – Powers of attorney granted in the name of the Company shall always be executed by two (2) Executive Officers and must specify the powers granted and, except for those granted for legal purposes, must have a maximum term of effectiveness of one (1) year.

INCUMBENCIES OF THE EXECUTIVE OFFICERS

Art. 23 – The following are the specific incumbencies of each member of the Executive Board:

A- President:

1.	To represent the Company in and out of court, before the shareholders and the general public, being able to appoint attorneys-in-fact together with another Executive Officer and appoint deputies, as well as to delegate incumbencies to the other Executive Officers for the execution of specific acts;

2.	To supervise all of the Company’s activities and approve proposals related to the guidelines for the strategic development of it;

3.	To follow up on and supervise the implementation of the resolutions of the Board of Directors;

4.	To supervise and direct the activities related to the guidance, counseling and representation of legal and regulatory matter of the Company;

5.	To supervise and guide the activities related to institutional policy and internal and external communications in connection with the Company;

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6.	To supervise and guide the communication activities with the media in general;

7.	To supervise and guide the marketing activities, including advertisements, sponsorships and development of the Company’s image;

8.	To supervise and guide the activities of Internal Audit;

9.	To supervise and guide the activities of Human Resources;

10.	To supervise and guide the activities and businesses related to the Corporate Segment;

11.	To define the operational strategy of the Company;

12.	To define the agenda of proposal of claims of operational nature, aiming to subsidize the negotiations with the regulator;

13.	To coordinate and supervise the activities related to quality, management control and supervision of the budget of the Company, according to the business plans, being able to delegate on another Executive Officer the execution and supervision of such activities;

14.	To call the meetings of the Executive Board;

15.	To decide on specific matters of his/her area of competency, according to the policies and guidelines established by the Collegiate Executive Board;

16.	To perform emergency acts “ad referendum” of the Executive Board;

17.	To supervise and give orientation to the area related with the secrecy of communications;

18.	To be the chairman of the Committee of Regulatory Strategy, responsible for the definition of the strategy and to implement the management of top level relations with authorities, regulators, social entities and companies of the sector, on regulatory issues; and

19.	To develop the tax planning of the Company.

B – Chief Executive Officer of Fixed Telephony:

1.	To appoint attorneys-in-fact together with another Executive Officer and appoint deputies, as well as to delegate incumbencies to the other Executive Officers for the execution of specific acts;

2.	To coordinate and supervise the activities of the Executive Officers;

3.	To coordinate and supervise the activities related to the Residential Segment;

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4.	To coordinate and supervise the activities related to the Wholesale Segment;

5.	To coordinate and supervise the activities of the Business Segment;

6.	To coordinate and supervise the activities of Network Services;

7.	To supervise the activities related to the Administrative and Commercial Services;

8.	To perform other duties that may be assigned to him/her by the Board of Directors.

C- Vice-President of Finance:

1.	To perform the administration in the raising and application of resources and exchange and derivative operations in the financial market;

2.	To perform structured operations to raise resources in the financial and in the capital markets;

3.	To perform the macroeconomic analyses and research;

4.	To develop projects and economic-financial analysis according to the Company’s core business and others;

5.	To perform the function of Investor Relations Officer with the investors and represent the Company at the Comissão de Valores Mobiliários – CVM, the stock exchanges and other regulatory bodies of the stock markets;

6.	To manage the complementary social security funds and to coordinate the merger and acquisitions projects;

7.	To perform activities related to the control of financial risks;

8.	To develop and execute the activities of the Company in the economic and financial area, in the activities related to accounting and the preparation of the financial statements, partial balance and balance sheets, results analysis, as well as the management and administration of financial commitments, the collection and placement of resources and securities, and the relationship with investors;

9.	To perform other duties that may be assigned to him/her by the Board of Directors.

D – Vice-President of Strategy and Regulation

1.	To develop policies and guidelines and to ensure the implementation of activities related to the definition, planning and coordination of the operational strategy of the Company, supervising the execution of those activities;

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2.	To represent the Company before Anatel (the National Telecommunications Agency) and other regulatory bodies, assessing the policies and objectives of the regulatory body;

3.	To participate of the Committee of Regulatory Strategy;

4.	To coordinate and supervise the operational activities related to quality;

5.	To coordinate, develop and supervise projects of innovative nature;

6.	To perform other duties that may be assigned to him/her by the Board of Directors.

E – Vice-President of Management Control and Resources:

1.	To develop policies and guidelines and supervise the activities related to the management and administration of purchases;

2.	To develop and execute the activities of management control of resources and the preparation and follow of the budget of the Company;

3.	Coordinate the activities related to the control of operational risks;

4.	To execute the activities related to the secrecy of communications;

5.	To perform other duties that may be assigned to him/her by the Board of Directors.

F – Vice-President of Human Resources and Executive Talents:

1.	To develop policies, plans and guidelines in order to ensure the implementation of management, administration and development of human resources activities, for employees and executives, supervising the execution of such activities;

2.	To execute the relationship with the employees’ union;

3.	To maintain the relationship with the complementary retirement fund;

4.	To consolidate the plans, payroll and human resources budget according to the objectives and goals of the Company; and

5.	To perform other duties that may be assigned to him/her by the Board of Directors.

G – Vice-President of Corporate Segment:

1.	To develop policies, plans and guidelines in order to ensure the implementation of the business strategies, specifically as related to the corporate and

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government segment, in order to fulfill the needs of the users, clients and the market;

2.	To consolidate the business plans related to the segments of corporate and government segments, taking into consideration the investments and the level of service expected from the Vice-Presidency of Corporate Segment;

3.	Coordinate the development of products aimed to the corporate and government segment; and

4.	To perform other duties that may be assigned to him/her by the Board of Directors.

H – Vice-President of Residential Segment:

1.	To develop policies, plans and guidelines in order to ensure the implementation of his/her business area strategy, specifically as related to residential telephones, special residential ones, public use telephones, teleservice, telephone directories and long distance services, so as to fulfill the needs of the users and the market, supervising the execution of such activities;

2.	To consolidate the business plans related to residential telephones, special residential ones, public use telephones, teleservice, telephone directories and long distance services, considering the investments and the level of service expected from the Vice-Presidency of Network Services;

3.	Coordinate the development of businesses and products related to the residential segment; and

4.	To perform other duties that may be assigned to him/her by the Board of Directors.

I – Vice-President of Wholesale Segment:

1.	To develop policies, plans and guidelines in order to ensure the implementation of the strategy of its business area, specifically regarding the wholesale services and interconnection with operators and providers of local, domestic and international long distance services;

2.	To develop policies, plans and guidelines and to supervise the activities related to regulation, as well as guidance that becomes necessary regarding the general support for the performance of the other areas of the Company,

3.	Coordinate the development of new businesses; and

4.	To perform other duties that may be assigned to him/her by the Board of Directors.

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J – Vice-President of Business Segment:

1.	To develop policies, plans and guidelines in order to ensure the implementation of the strategy of its business area, specifically regarding the small and medium enterprises and users of the long distance services, so as to fulfill the needs of the users and the market;

2.	To consolidate the business plans related to the small and medium enterprises and users of long distance services, considering the investments and the level of service expected from the Vice-Presidency of Network Services;

3.	Coordinate the development of new products aimed to the small and medium enterprises segment; and

4.	To perform other duties that may be assigned to him/her by the Board of Directors.

K – Vice-President of Network Services;

1.	To develop policies, plans and guidelines and ensure the implementation of the Company’s technological strategy, so as to make the network’s capacity and development available and to enable the offer of services, according to the needs of the market and of the business areas of the Company, supervising the execution of such activities;

2.	To establish a proposal of a long-term technologic strategy for network development;

3.	To set guidelines for the development of network expansion projects, according to the needs defined by the Vice-Presidency of Business Segment, the Vice- Presidency of Residential Segment, the Vice-Presidency of Wholesale Segment and the Vice-Presidency of Corporate Segment, supervising the execution of such activities;

4.	To set policies, plans and guidelines and assure the operation and maintenance of the external plant, as well as the management of the processes related to the operation and maintenance of the internal plant;

5.	To set guidelines for the operation and maintenance of the network and technical assistance to users, supervising the execution of such activities;

6.	To set guidelines for the provision, installation and maintenance of services, according to the needs of the Vice-Presidency of Business Segment, the Vice- Presidency of Residential Segment, the Vice-Presidency of Wholesale Segment and the Vice-Presidency of Corporate Segment, supervising the execution of such activities; and

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7.	To perform other duties that may be assigned to him/her by the Board of Directors.

L – Vice-Presidency of Commercial and Administrative Services:

1.	To develop policies and guidelines and supervise the activities related to the obtaining, usage and evolution of information technology solutions of the Company;

2.	To coordinate, develop and supervise the evaluation, revision and implementation of corporate regulation procedures and documentation;

3.	To set policies and control activities related to systems infrastructure;

4.	Coordinate the activities related to the administration and maintenance of assets, fixed or not, supplies and transport, and the support activities to other areas of the Company,

5.	Coordinate the billing and collection processes and systems;

6.	Coordinate and execute the activities related with assets security; and

7.	To perform other duties that may be assigned to him/her by the Board of Directors.

CHAPTER VI – AUDIT COMMITTEE

Art. 24 – The Audit Committee, operating on a permanent basis, shall be made up of at least three (3) and at most five (5) regular members and an equal number of deputy members.

Paragraph One – The remuneration of the members of the Audit Committee, in addition to the reimbursement of travel and lodging expenses for performance of the function, shall be set by the General Shareholders’ Meeting that elects the members and may not be less than, for each member in office, ten percent of that attributed on average to each Executive Officer, without computing benefits of any nature, entertainment allowances or profit sharing.

Paragraph Two – In the event of a vacancy for an office on the Audit Committee, the substitute shall be the respective deputy. If there is vacancy in the majority of the offices, a general shareholders’ meeting shall be called in order to elect the substitutes.

Paragraph Three – The Audit Committee shall meet (i) on a regular basis, once every quarter, and (ii) on a special basis, by calling notice from the Chairperson of the Board of Directors, or from two (2) members of the Audit Committee, with minutes being drawn up for its resolutions.

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Paragraph Four – The meetings of the Audit Committee shall be called for in writing at least forty-eight (48) hours in advance, with the calling notice showing the agenda and a list of the matters to be discussed during the relevant meeting.

CHAPTER VII – FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

Art. 25 – The fiscal year shall coincide with the calendar year, with balance sheets being prepared annually, six-monthly or quarterly.

ALLOCATION OF PROFITS

Art. 26 – Removed.

Art. 27 – Together with the financial statements, the Board of Directors shall submit to the General Shareholders’ Meeting a proposal on (i) profit sharing by the employees and officers and (ii) full allocation of net income.

Paragraph One – From the net income for the fiscal year: (i) 5% (five percent) shall be allocated to the legal reserve, aiming to ensure the physical integrity of capital stock, limited to 20% (twenty percent) of paid-in capital stock; (ii) 25% (twenty-five percent) of net income, adjusted according to chapters II and III of Article 202 of Law No. 6404/76, will be mandatorily distributed as a minimum compulsory dividend to all shareholders and (iii) the remaining balance, after complying with all provisions contained in the previous items of this article, shall be allocated according to resolution by the General Shareholders’ Meeting, based on a proposal from the Board of Directors included in the financial statements. In the event that the profit reserves exceed the capital stock, the General Shareholders’ Meeting shall resolve either for the application of the excess in paying in or increasing capital stock, or in paying additional dividends to the shareholders.

Paragraph Two – Dividends that remain unclaimed over a period of 3 (three) years, counting from the date of resolution of their distribution, shall revert in favor of the Company.

Art. 28 – The Company may declare, by resolution of the Board of Directors, dividends: (i) on account of profit assessed in six-monthly balance sheets, (ii) on account of profit assessed in quarterly balance sheets, provided the total dividends paid in each half of the fiscal year does not exceed the amount of capital reserves addressed in the Paragraph One of Article 182 of Law 6404/76, or (iii) on account of retained earnings or profit reserves shown in the last annual or six-monthly balance sheet.

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Sole Paragraph – Interim dividends distributed on the terms of this article shall be ascribed to the minimum compulsory dividend.

Art. 29 – By resolution of the Board of Directors, and with due regard for legal provisions, the Company may pay to its shareholders interest on equity, which may be ascribed to the minimum compulsory dividend, subject to approval by the general shareholders’ meeting.

CHAPTER VIII – GENERAL PROVISIONS

Art. 30 – The Company shall go into liquidation in the cases provided for by law, it being incumbent upon the General Shareholders’ Meeting to determine the form of liquidation and to appoint the liquidator.

Art. 31 – Approval by the Company, through its representatives, of amalgamation, spinoff, merger or dissolution of its controlled subsidiaries shall be preceded by an economic and financial analysis by an independent Company, renowned internationally, confirming that equitable treatment is being given to all the interested companies, the shareholders of which shall have full access to the report on such analysis.

Art. 32 – For all contingencies that are not covered in these Bylaws, the Company shall be governed by applicable law.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	December 01, 2006	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director